

September 25, 2014

<u>Via E-mail</u>
Amin Khoury
Chief Executive Officer
KLX Inc.
1300 Corporate Center Way
Wellington, FL 33414-2105

      Re: KLX Inc.
               Form 10-12B
               Filed August 29, 2014
               File No. 001-36610

Dear Mr. Khoury:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10</u>

<u>Exhibits, page 2</u>

1. We note that your exhibit list only includes three material contracts to be filed pursuant to Item 601(b)(10) of Regulation S-K and each such contract is related to the spin-off. We also note that your parent company included 35 material contracts on the exhibit list in its most recent annual report on Form 10-K. Please revise to include all material contracts required to be filed by Item 601(b)(10) or explain why you believe that only three such contracts are required to be filed.

<u>Exhibit 99.1</u>

2. We note that the information statement contains a number of blanks and references to information that will be provided by amendment. Please fill in these blanks and include

missing information in your next amendment or tell us why you are unable to do so and when you expect to have this information. We may have further comments after reviewing this disclosure.

Summary, page 1

3. Please disclose in the summary the amount of the distribution to be paid to B/E Aerospace by KLX Inc. and the amount of the indebtedness to be incurred in connection with the distribution and total indebtedness of KLX Inc. following the spin-off, and discuss the effects these transactions may have on the financial resources and operating flexibility of KLX Inc. as a stand-alone company.

4. Please tell us, with a view to revised disclosure, what specific experience you have within the industry that supports your belief that you are the "world's leading" distributor and value-added service provider of aerospace fasteners and consumables.

Our Competitive Strengths, page 5

5. Please briefly describe the "rigorous" quality control processes you reference in the second paragraph of this section and discuss how you measure the effectiveness of your quality control.

Energy Technical Services, page 6

6. Please clarify whether the standardized safety environmental processes and controls you reference in the last paragraph on page 6 are industry standards or internally developed by you. Similarly, please clarify whether the safety requirements for MSAs are reviewed and verified by you or by third parties.

7. Please provide a reasonable basis for your belief that many of the local and regional companies you compete against lack the infrastructure to provide an effective safety program or revise this paragraph accordingly.

8. In this regard, please discuss the material requirements, processes, and controls you undertake to integrate the safety programs of companies you acquire. Please also briefly provide the basis for your belief that your safety program provides you a competitive advantage given the significant number of recent acquisitions.

Our Business Strategy, page 7

9. Refer to the first full paragraph on page 8. Please place these statements in context by disclosing the duration of the LTA with United Technologies Corporation.

10. Please briefly explain in the third full paragraph on page 8 how entering into customer contracts before establishing new stocking facilities enables you to mitigate many of the risks associated with international expansion.

11. Please balance your disclosure in the last paragraph on page 8 by describing integration and other risks associated with the significant number of recent acquisitions and briefly discuss what steps you take to mitigate these risks.

12. Refer to the second paragraph on page 9. Please provide the basis of your belief, including by quantification to the extent you are able, the "superior returns" on assets that you have generated from completed acquisitions.

The Spin-Off, page 10

What are the risks associated with the spin-off, page 12

13. Please briefly summarize the most significant risks associated with the spin-off and ownership of KLX common stock in the answer to this question.

Summary of the Spin-Off, page 16

14. Please confirm that prior to effectiveness you will file the agreement evidencing the indebtedness to be incurred in connection with the distribution to B/E Aerospace.

Risk Factors, page 22

We are directly dependent upon the conditions, page 22

15. The statement in the first sentence of the second paragraph on page 23 with respect to airline profits tends to mitigate the risk presented. Please revise this risk factor accordingly.

We and our ASG customers, page 23

16. Please place the risks described here in context by discussing specific claims and liabilities you may be subject to. We note in this regard your disclosure on page 89 regarding the investigation by the German State Agency for Agriculture, Environment and Rural Areas.

Military spending, including spending on the products we sell, page 25

17. The discussion in the second and third paragraphs of this risk factor with respect to sequestration appears to be out of date. To the extent more current information is available about sequestration and the attendant risks, please revise this risk factor accordingly.

Risks Related to the Energy Technical Services Business, page 27

18. If material, please add a risk factor describing the risks if you were required to assume responsibility for environmental and other liabilities of companies you acquire operating in the oil and gas industry.

Market and Industry Data, page 46

19. You state in the second paragraph of this section that you do not "guarantee the accuracy or completeness" of certain information in the information statement. Please remove any implication that you are not responsible for disclosure you have included in the information statement.

20. Additionally, you state that may define your markets differently than other sources or define your markets as portions of larger markets. To the extent material, please clarify throughout the information statement those instances where you define your market differently than as defined by the sources of information on which you cite and rely.

The Spin-Off, page 47

Reasons for the Spin-Off, page 47

21. Please briefly discuss various potential structural alternatives the B/E Aerospace board of directors considered but rejected.

22. Please clarify that you have discussed all of the material reasons for engaging in the spin-off.

23. Please discuss any material negative factors not supporting the spin-off that the B/E Aerospace board of directors considered. Please also disclose whether the indebtedness to be incurred by KLX to fund the distribution to B/E Aerospace was considered as a positive or negative factor.

Treatment of Fractional Shares, page 49

24. Please clarify that the distribution agent will determine in its sole discretion when, how, and through which broker-dealers and at what price to sell aggregated fractional shares. Additionally, please confirm that the distribution agent and the broker-dealers it expects to use are not affiliates of B/E Aerospace or KLX Inc. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

Material U.S. Federal Income Tax Consequences of the Distribution, page 49

25. The statement in the last paragraph on page 51 that the tax discussion "is for general information only" is an inappropriate disclaimer. Please revise accordingly.

26. You state in this section that you expect to receive an opinion from counsel that the distribution "should" qualify as a reorganization and "should not" result in any taxable income, gain or loss to B/E Aerospace. Please explain why counsel is not going to deliver a "will" opinion in this regard and describe the degree of uncertainty in counsel's opinion to the extent material to an understanding of the tax consequences to recipients of KLX common stock in the distribution.

Capitalization, page 57

27. Please remove the characterization of this discussion as "for informational purposes only."

Management's Discussion and Analysis, page 61

28. We note your disclosure in the second risk factor on page 25 with respect to ASG revenues attributable to military markets. Please discuss in MD&A the known trends and uncertainties relating to this component of your business.

Six Months Ended June 30, 2014, as Compares to Six Months Ended June 30, 2013, page 63

29. We note your discussion of selling, general and administrative expenses on page 64. Based upon your disclosure on page 58, it appears these costs may be, in part, based upon an allocation and not direct usage. If our understanding is correct, please revise your disclosure to explain this allocation, the reasons it was necessary to allocate costs, and any aspects of the allocation which may cause future results to differ. In this regard, your discussion of the results for the year ended December 31, 2013 should include similar disclosure for any areas in which an allocation was utilized to determine amounts reported.

Liquidity and Capital Resources, page 65

30. In light of the significant acquisitions you have completed in 2014, please update your liquidity discussion through the period ended June 30, 2014. In addition, we note that you are expecting to enter into certain financing arrangements concurrently with the spin-off. Please revise your liquidity disclosure accordingly when the financing arrangements have been finalized. Your disclosure should include the amount of the expected borrowings and the expected terms of these new borrowing arrangements, such as expected interest rates, payment terms and maturity dates.

Capital Spending, page 66

31. Please disclose an estimate of your expected capital expenditures for the year ended December 31, 2014.

Business, page 71

Information Technology, page 87

32. To the extent material, please disclose the costs to integrate acquisitions onto the single platform used in the Energy Technical Services segment.

Executive Compensation, page 94

Annual Cash Incentives, page 96

2013 Financial Performance Objectives, page 96

33. Please disclose the targeted consolidated financial objectives and the actual results achieved for each such objective.

External Benchmarking, page 100

34. Please name the independent compensation consultant referenced in this section.

Certain Relationships and Related Party Transactions, page 105

35. We note the discussion on pages 105 through 108 regarding the terms of the various agreements to be entered into with B/E Aerospace in connection with the spin-off transaction, such as the Transition Services Agreement, Employee Matters Agreement, and Tax Sharing and Indemnification Agreement. Please revise MD&A and the notes to your financial statements to disclose the nature and significant terms of each of these agreements as required by ASC 850-10-50-1. In addition, please revise MD&A to discuss the expected impact of these agreements on your financial condition and results of operations in future periods. Also, please ensure that the pro forma financial statements include any appropriate adjustments as a result of these agreements, such as any recurring expense to be incurred under the Transition Services Agreement.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014

Condensed Combined Statements of Earnings and Comprehensive Income, page F-3

36. Please revise your statements of earnings to present revenue and costs of revenue separately for products and services in accordance with Rule 5-03(b)(1) of Regulation S-X. In this regard, we note from your disclosure in Note 10 that revenue related to the Energy Technical Services segment, which appears to be primarily related to services, was greater than 10% of total revenue for the six months ended June 30, 2014. Please advise or revise accordingly.

Condensed Combined Balance Sheet as of June 30, 2014, page F-2

37. We note from your disclosure on page 14 and elsewhere that in connection with the spin-off transaction, you will incur debt in an undisclosed amount from third parties, the proceeds of which are expected to be distributed to B/E Aerospace. As this cash payment appears to represent a dividend paid to the owners at the time of the separation, we believe that you should revise to present a pro forma balance sheet alongside the historical balance sheet as of the latest interim period presented, reflecting accrual of this planned distribution. See Staff Accounting Bulletin Topic 1.B.3.

Note 6. Related Party Transactions and Parent Company Equity, page F-11

38. Please revise the notes to the interim financial statements to include an analysis of intercompany activity with B/E Aerospace for each period presented in your statements of earnings. The notes to your interim financial statements should also be revised to disclose the average balance of the amount due to or from B/E Aerospace during each of these periods.

Audited Financial Statements for the Year Ended December 31, 2013

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-20

39. We note your disclosure that parent's debt obligations and the related interest expense have not been attributed to the Company for any of the periods presented because Parent's borrowings and the related guarantees on such borrowings are not directly attributable to the businesses that comprise the Company. Since an interest charge has not been provided in the combined financial statements, in addition to the analysis of intercompany activity, please also disclose the average balance due to or from B/E Aerospace for each period for which an income statement has been provided. Refer to the guidance outlined in SAB Topic 1:B, Question 4.

Note 2. Business Combinations, page F-26

40. We note from your disclosure in Note 2 that during 2012 and 2013 you had several acquisitions in which you allocated a portion of the purchase price to identified intangibles. Please tell us and disclose the specific nature of these identified intangibles and the useful life assigned to the acquired intangibles. In this regard, we note from your disclosure in Note 4 that it appears a majority of your intangible assets relate to customer contracts and relationships with a useful life in the range of 8 to 30 years. For these intangible assets, please tell us how you determined the appropriate useful life assigned to the acquired assets. Similarly, please tell us about and revise the interim financial statements for the six months ended June 30, 2014 to disclose the specific nature of the intangible assets acquired during 2014 and the useful life assigned to each acquired intangible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Harald Halbhuber, Esq.
        Shearman & Sterling, LLP